EXHIBIT 11
COMPUTATION OF EARNINGS PER SHARE
(Dollars in thousands except per share amounts)

                                         1999                  1998
                                    Basic     Diluted     Basic     Diluted

Net loss                            ($653)     ($653)   ($2,701)   ($2,701)

Shares:



Weighted average number of
 shares of common stock         3,857,679  3,857,679   3,811,706  3,811,706
  outstanding
Shares assumed issued (less shares
 assumed purchased for treasury) on
 stock option and restricted stock
 agreements                              -          -          -          -

Rounding                              321        321         294        294
                                 --------   --------   ---------  --------
                                3,858,000  3,858,000   3,812,000  3,812,000

Net Loss per Common Share          ($0.17)    ($0.17)     ($0.71)    ($0.71)